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                                                                      Exhibit 18

Strictly Private and Confidential

To:      Ohsea Holdings Limited
         Marine Court
         The Parade
         Cowes
         Isle of White
         P031 7QJ
         (Newco)

                                                               14th April, 2003

Dear Sirs

Proposed scheme of arrangement in relation to Professional Staff plc (the
Company)

This letter sets out the terms on which the Company would be prepared to pay a fee to Newco in connection with the proposed scheme of arrangement under section 425 of the Companies Act 1985 (the Scheme) whereby Newco will acquire all of the issued share capital of the Company.

Newco has informed the Company that it is not willing to proceed with the preparations required to enable Newco to announce an Offer (as defined below), unless an agreement is entered into by Newco and the Company on the terms set out below.

(a) Subject to and in consideration of Newco announcing a firm intention to acquire all of the issued and to be issued share capital (including any shares represented by American depository receipts) of the Company pursuant to the Scheme no later than 6p.m. on 8th April, 2003 at a price of not less than US$2.10 per share, in the form of the attached draft press announcement (the Press Announcement) (an Offer), and as an inducement and pre-condition to Newco releasing the Press Announcement, the Company agrees that, subject to the approval of the Panel on Takeovers and Mergers, and to the extent lawful, it will pay to Newco a fee equal to the lesser of $240,000 and 1 per cent. of the value of the Company (calculated by reference to the offer price of US$2.10 per share) in cash (the "Fee") within 5 business days of the first to occur of any of the Relevant Circumstances described below.

(b) The Relevant Circumstances for the purposes of this letter are where the Offer is withdrawn (whether before or after posting to shareholders of the Company of the document which will contain details of the Offer (the Offer Document)) or fails to become effective for whatever reason, and prior to such withdrawal or failure:

     (i) any person or entity (other than Newco or any person acting in concert with Newco, as such term is defined in the City Code on Takeovers and Mergers (the Code)) makes a Competing Offer (as defined below) which becomes unconditional in all respects;

     (ii) the independent committee of the board, withdraws or modifies, in a manner adverse to the Offer, its recommendation to the Company's shareholders in respect of the Offer; or

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    (iii) the independent committee of the board of directors of the Company fails to take the following actions to ensure that the Offer is proposed to the shareholders of the Company and such failure results in the Offer failing to become effective:

          (aa) the issue of claim form in the High Court (the Court) in relation to the Scheme by no later than 13 May 2003;

          (bb) the convening of an extraordinary general meeting of the Company (the EGM) in connection with the Scheme by no later than 13 May 2003;

          (cc) provided that Newco has supplied all the information required to be disclosed in the Offer Document on Newco as an offeror under the Code and any applicable law or regulation of the United Kingdom or the United States of America, the despatch of the Offer Document and notices of the court meeting to be convened by the Court in connection with the Scheme (the Court Meeting) and the EGM by no later than 13 May 2003;

          (dd) procuring reasonable access for Newco and its professional advisers to the Company's registrar in connection with the Offer;

          (ee) following the Court Meeting and the EGM, the presentation to the Court of the Petition in relation to the Scheme within 10 business days of the Court Meeting and EGM; and

          (ff) the filing of an office copy of the Court Order sanctioning the Scheme with the Registrar of Companies within 3 business days of the grant of the Court Order.

     Relevant Circumstances shall also include where the board of directors of the Company fails both (i) to withdraw the Scheme at Newco's request and
     (ii) to recommend a takeover bid by Newco for the Company on no less favourable terms than the withdrawn Scheme, PROVIDED THAT for the avoidance of doubt, this paragraph shall have no effect unless Newco makes a takeover bid for the Company on no less favourable terms.

(c) For the purposes of this letter, a Competing Offer means an offer or proposal (however effected, including by means of a scheme of arrangement) to acquire in excess of 50% of the voting rights attributable to the issued ordinary share capital of the Company (including any shares represented by American depositary receipts) which is made by a person or entity other than Newco or any person acting in concert with Newco and which involves either a cash offer (or a cash alternative to a securities exchange offer) at a price in excess of US$2.10 per ordinary share of the Company or a securities exchange offer (without a cash alternative) the value of which on the day of announcement exceeds US$2.10 per ordinary share of the Company.

(d) Should the offer for the Company by Newco be implemented by takeover offer rather than through the Scheme, this letter shall continue to apply mutatis mutandis to the extent applicable.

(e) It is agreed that nothing in this letter constitutes an offer by Newco for any shares in the Company or is intended to commit or bind Newco to make any such offer. This letter and any agreement entered in to pursuant to it will cease to be of effect, and no Fee will become payable, in the event that Newco fails to announce the Scheme, substantially in the form of the Press Announcement, by no later than 6p.m.(BST) on 15 April 2003.

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(f)  Any formal communication under or in connection with this letter must be in writing

(g) This letter is governed by and will be construed in accordance with English law.

Please confirm your agreement by signing and returning to us a copy of this letter.

Yours faithfully

JERRY BENJAMIN


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for and on behalf of Professional Staff plc


Agreed and accepted

ANDREW WILSON


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for and on behalf of Ohsea Holdings Limited



Date    14 April 2003
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